Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD. TSX: RES & NYSE AMEX: REE August 15, 2011 Ref: 18-2011

Rare Element Ringing the Opening Bell of the NYSE Amex on August 16, 2011

Lakewood, Colorado - Rare Element Resources Ltd. (TSX: RES and NYSE-AMEX: REE) Rare Element Resources Ltd. is pleased to announce that the Company will be ringing the opening bell of the NYSE-Amex on Tuesday, August 16th, 2011.

Rare Element was listed on the NYSE-Amex in August, 2010 and since then has completed several key milestones in advancing the Company’s 100% owned Bear Lodge Rare Earth Element deposit in Wyoming, USA, towards its goal of becoming a producing rare earth element mine in the next 4 years. These milestones include the following:

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Completion of Preliminary Economic Assessment in November, 2010.

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Completion of a financing to raise $57.5 million in December, 2010.

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Completion of the first gold resource estimate for the Sundance Gold project in March, 2011.

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Completion of the third rare earths resource estimate in June, 2011.

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Discovery of 2 new areas of rare earths outside of the current resource area which contain increased level of certain higher value rare earth elements.

Rare Element is moving the project forward and the plan for the next 12 months includes three key areas of work which are currently underway:

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Pilot plant testing of a 10 ton sample of materials from the site.

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A large drilling and exploration program to both expand and upgrade the rare earths and gold resource.

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Completion of a Preliminary Feasibility Study by the first quarter of 2012.

China produces approximately 95% of the world’s supply of Rare Earth Elements, which are used in many of today’s modern technologies, and in certain important industrial and defense applications, and has been reducing exports of rare earths, and increasing export tariffs, to meet increasing demands within China. These actions have made the Bear Lodge project an important source of rare earths. The Bear Lodge deposit contains some of the highest grades of rare earth elements in North America.

Rare Element’s listing on the NYSE-Amex was an important achievement in the growth of the Company and will help give Rare Element access to additional capital if needed. Rare Element was founded in 1999 and currently has 44 million common shares outstanding, 48 million shares fully diluted, and is well financed with $69 million in cash on hand, and no debt, which will fund the Company to full feasibility stage.

Rare Element Resources Ltd (TSX: RES & NYSE-AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, President & CEO, (720) 278-2460 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.